TATA

RECEIVED

2006 NOV -2 P 12:51

OFFICE OF INTERNATIONAL CORPORATE FINANCE

82-03733

29th September 2006
BJ/SH-L2/404

Bombay Stock Exchan[illegible]
Corporate Relationship [illegible]
1st floor, New Trading [illegible]
Rotunda Building, P J [illegible]
Dalal Street, Fort
Mumbai 400 001

06018055

SUPPL

Dear Sirs,

In terms of Clause 30 of the Listing Agreement, please note that Mr Nawshir H Mirza has been appointed as an Additional Director on the Board of the Company with effect from 29th September 2006.

Yours faithfully,
For The Tata Power Co. Ltd.

Company Secretary &
Senior General Manager (Corporate Affairs)

PROCESSED
NOV 07 2006
THOMSON FINANCIAL

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.